March 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Liquid Media Group Ltd.
Withdrawal of Acceleration Request for Registration Statement on Form F-1 (File No. 333-252846)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 17, 2021, in which we requested acceleration of the effective date of the above referenced Registration Statement to 1:00 PM, Eastern time, on March 19, 2021. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Liquid Media Group Ltd.

By:   /s/ Daniel Cruz

Name:Daniel Cruz

Title:Chief Financial Officer

cc:Mark D. Wood, Esq., Katten Muchin Rosenman LLP

Mark J. Reyes, Esq., Katten Muchin Rosenman LLP